Exhibit 21.1

Subsidiaries of Tailored Brands, Inc.

	Name	State or Other Jurisdiction of Incorporation or Organization
1	Jos. A. Bank Clothiers, LLC	Delaware
2	Joseph Abboud Manufacturing Corp.	Delaware
3	K&G Men's Company LLC	Delaware
4	Moores The Suit People Corp. / Vetements Pour Hommes Moores Corp.	Nova Scotia
5	MWUK Holding Company Limited	England and Wales
6	Nashawena Mills Corp.	Massachusetts
7	New TMW LLC	Delaware
8	New TMW Midco LLC	Delaware
9	Procurement Support Services LLC	Texas
10	Tailored Brands Gift Card Co LLC	Texas
11	Tailored Brands Purchasing LLC	Texas
12	Tailored Brands Worldwide Purchasing Co.	Cayman Islands
13	Tailored Shared Services, LLC	Delaware
14	TB America Holdings Corp.	Texas
15	The Joseph A. Bank Mfg. Co., Inc.	Delaware
16	The Men's Wearhouse, LLC	Texas
17	TMW Merchants LLC	Delaware